UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

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Press release

 Paris, 29 October 2019

Financial results at 30 September 2019

Continued growth in revenue and EBITDAaL

Solid commercial performance in France, continued strong growth in Africa & Middle East, increased revenues from the Europe and Enterprise segments.

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	10,577	0.8%	2.6%	31,150	0.4%	1.9%
EBITDAaL	3,615	0.2%	na	9,573	0.6%	na
eCAPEX (excluding licenses)	1,724	1.0%	na	5,233	4.0%	na
Operating Cash-Flow (EBITDAaL - eCAPEX)	1,891	(0.5)%	na	4,340	(3.2)%	na

• Orange Group revenues rose 0.8% year on year on a comparable basis in the third quarter of 2019, continuing its progression during the year.

• This increase was driven by the continuation of very strong growth in Africa & Middle East, up 7.6%, the solid performance in Europe, up 1.4% supported by convergence, and by Enterprise, which produced a fourth consecutive quarter of growth, rising 1.8%. Taken together, this more than offset a slight erosion in France of -0.4% (which would have registered growth of 0.2% were it not for the impact of ePresse and audiobook offers), and a more pronounced decline in Spain of -2.5%, due to a general market move towards the middle and low segments.

• Group EBITDAaL rose 0.2% on a comparable basis over the quarter, and 0.6% over nine months. Restated for the impact of ePresse and audiobook offers, EBITDAaL growth over the nine months was 1.7%. The EBITDAaL margin on telecoms activities improved by 0.1 percentage points over the nine months.

• eCAPEX grew 4.0% on a comparable basis over the first nine months of the year, reflecting the acceleration in FTTH deployment in France, which now has 14.6 million connectable lines, an increase of 34% year on year. In line with objectives, eCapex for 2019 will be slightly lower compared to 2018, excluding the impact of the network sharing agreement in Spain.

• In the third quarter, France posted 90,000 net mobile contract additions and 65,000 in fixed broadband. Convergence remains a strong route to customer acquisition: 83.5% of new convergent customers are either new fixed or new mobile customers. The ongoing success of Fibre was demonstrated by the 178,000 net additions, a record for a 3rd quarter.

• Spain achieved 12,000 net mobile contract additions, excluding M2M, and improved the trend in fixed compared to the second quarter thanks to new football offers, resulting from the adaptation of our commercial strategy to this evolving market.

• In Europe, the percentage of very high-speed fixed broadband customers now taking convergent services rose by 7 percentage points over one year to 55%.

• In Africa & Middle East, the deployment of 4G continued, with a total of over 22 million customers secured by the end of the 3rd quarter, a 49% increase year on year.

Outlook for 2019

Orange confirms its objectives for 2019 (excluding the effects of the network-sharing contract with Vodafone in Spain, signed in April):

• 2019 EBITDAaL growth will be slower than that achieved in 2018 on a comparable basis;

• 2019 eCAPEX will be slightly down compared to 2018 on a comparable basis;

• Operating Cash Flow (EBITDAaL - eCAPEX) in 2019 will be higher than in 2018 on a comparable basis;

• The target ratio of net debt to EBITDAaL for telecoms activities will be maintained at around 2x in the medium term.

Commenting on the publication of the 2019 third quarter results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"The Group has confirmed its growth momentum during this third quarter, with revenues up 0.8% and EBITDAaL improving 0.2% thanks to our excellent performance in Africa & Middle East and the resilience of the Enterprise market. While competitive pressures are on the increase in Spain, in France they have somewhat abated and revenue would have increased had it not been for the impact of ePresse and audiobook offers.

These results further attest to the relevance of our very high-speed broadband network strategy. In fixed, the strong commercial momentum achieved in fibre, supported by our investments, is clear: we reached more than 7 million fibre customers in Europe this quarter, an increase of 25% compared to last year. This can be seen in France in particular where we achieved 178,000 net additions, a record figure for a third quarter. The launch of the Livebox 5 at the beginning of October should also maintain this momentum.

In mobile, Orange now has 65.3 million 4G customers, 22 million of whom are in Africa & Middle East. In France we’re proud to have been named best network by Arcep for the 9th consecutive year. We have also undertaken a number of 5G tests this year in Europe, which gives us confidence in our plans for an imminent launch in Romania and in other European countries throughout next year.

These results lead us to confirm all our objectives for 2019. Orange also extends an invitation to all of its stakeholders to join the presentation on 4 December of its new strategic plan up to 2025.

Finally I would like to extend my warm thanks to all the Group’s teams who work ceaselessly to deliver Orange’s success."

Key figures

September 30 data

In millions of euros	9M 2019	9M 2018 comparable basis	9M 2018 historical basis	variation comparable basis	variation historical basis
Revenues	31,150	31,022	30,570	0.4%	1.9%
France	13,423	13,525	13,524	(0.8)%	(0.7)%
Spain	3,934	3,983	3,974	(1.2)%	(1.0)%
Europe	4,235	4,180	4,185	1.3%	1.2%
Africa & Middle-East	4,185	3,938	3,834	6.3%	9.1%
Enterprise	5,716	5,658	5,314	1.0%	7.6%
International Carriers & Shared Services	1,121	1,168	1,132	(4.0)%	(1.0)%
Intra-Group eliminations	(1,463)	(1,430)	(1,395)
EBITDAaL (1)	9,573	9,517	na	0.6%	na
o/w telecom activities	9,687	9,608	na	0.8%	na
As % of revenues	31.1%	31.0%	na	0.1 pt	na
o/w Orange Bank	(115)	(92)	na	(25.7)%	na
eCAPEX	5,233	5,033	na	4.0%	na
o/w telecom activities	5,211	5,003	na	4.1%	na
as % of revenues	16.7%	16.1%	na	0.6 pt	na
o/w Orange Bank	23	30	na	(25.2)%	na
Operating cash-flow (EBITDAaL - eCAPEX)	4,340	4,484	na	(3.2)%	na

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

Quarterly data

In millions of euros	3Q 2019	3Q 2018 comparable basis	3Q 2018 historical basis	variation comparable basis	variation historical basis
Revenues	10,577	10,488	10,307	0.8%	2.6%
France	4,548	4,568	4,572	(0.4)%	(0.5)%
Spain	1,310	1,344	1,340	(2.5)%	(2.2)%
Europe	1,446	1,426	1,411	1.4%	2.5%
Africa & Middle-East	1,447	1,344	1,310	7.6%	10.5%
Enterprise	1,946	1,911	1,785	1.8%	9.0%
International Carriers & Shared Services	375	385	374	(2.7)%	0.3%
Intra-Group eliminations	(495)	(490)	(483)
EBITDAaL (1)	3,615	3,608	na	0.2%	na
o/w telecom activities	3,652	3,639	na	0.4%	na
As % of revenues	34.5%	34.7%	na	(0.2 pt)	na
o/w Orange Bank	(37)	(31)	na	(18.9)%	na
eCAPEX	1,724	1,707	na	1.0%	na
o/w telecom activities	1,718	1,697	na	1.3%	na
as % of revenues	16.2%	16.2%	na	0.1 pt	na
o/w Orange Bank	6	10	na	(37.9)%	na
Operating cash-flow (EBITDAaL - eCAPEX)	1,891	1,901	na	(0.5)%	na

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 2.

The Group adopted IFRS 16 "Leases" on 1 January 2019, according to the simplified retrospective approach, without restatement of prior period comparatives. The income statement and the presentation of segmented information were amended accordingly (depreciation of recognised right-of-use assets and interest expense relating to lease liabilities instead of operating lease expenses with, in particular, increased expenses from the interest component).

At the same time, the adoption of IFRS 16 led the Group to adapt its financial indicators with, since 1 January 2019, EBITDAaL (EBITDA after Leases), eCAPEX (Economic CAPEX) and the adaptation of Operating Cash flow (EBITDAaL less eCAPEX). See Appendix 4 Glossary.

2019 figures and 2018 figures on a comparable basis are presented according to the IFRS 16 accounting standard. 2018 historical figures are presented according to the IAS 17 accounting standard.

More detailed information on the Group's results and performance indicators is available on the Orange website in the "Investors / Results and Presentations" section:

www.orange.com

Comments on key Group figures

Revenues

Orange Group revenues increased to 10.6 billion euros in the third quarter, up 0.8% on a comparable basis, and accelerating compared to the second quarter (+0.5%). Restated for the impact of ePresse and audiobook offers, revenues rose 1.1% in the third quarter. This momentum is driven by very strong growth in Africa & Middle East, and good performances by Enterprise and Europe, together more than compensating for a slight reduction in France and the more pronounced decrease in Spain.

The performance of the main services in the third quarter of 2019 was as follows:

Revenues from Convergence - marketed in all European countries - were 1.8 billion euros, up 3.0%. This increase enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile only services (2.7 billion euros) rose 1.0%, thanks to the strong performance in Africa & Middle East.

Revenues from fixed only services (2.3 billion euros) declined 3.5% as a result of the migration of customers to convergent services and the declining trend in fixed narrowband services.

Revenues from IT and integration services (0.8 billion euros) showed a clear acceleration in growth, rising 10.4% versus the 6.8% increase in the first half of 2019. This growth was driven by Cybersecurity and the Cloud in the Enterprise segment, as well as by the Enterprise market in Poland.

Wholesale revenues (2 billion euros) rose by 1.4%, confirming the improving trend of the first and second quarters. This increase was due to revenues related to the construction of public initiative networks (PIN) in France and from international services in other countries.

Revenues from equipment sales (0.7 billion euros) fell 3.9%, impacted by a slowing market.

Customer base growth

There were 10.7 million convergent customers, up 4.1%, thanks to very strong growth in Europe.

There were 209.4 million mobile customers, an increase of 4.2%, driven by Africa & Middle East.

Fixed broadband customers totalled 20.5 million, up 3.2%, reflecting the acceleration of FTTH network deployment, notably in France.

EBITDAaL

Group EBITDAaL rose to 3.6 billion euros in the third quarter, up 0.2%; over the first nine months of the year, EBITDAaL grew 0.6%. Excluding the impact of promotions on ePresse and audiobook offers, EBITDAaL growth was 1.0% in the third quarter and 1.7% over the first nine months of the year.

EBITDAaL from telecom activities was 3.6 billion euros in the third quarter, up 0.4%; over the first nine months of the year, this indicator rose 0.8%. Excluding the impact of promotions on ePresse and audiobook offers, growth was 1.2% in the third quarter and 1.9% over the first nine months of the year.

eCAPEX

Group eCAPEX increased 1.0% in the third quarter and 4.0% over the first nine months of the year. This increase is primarily linked to the deployment of very high-speed fixed broadband and mobile networks in France.

For 2019, the Group reiterated its ambition to post a slight reduction in its eCapex, excluding the impact of the network sharing with Vodafone in Spain.

At 30 September 2019, the Group had 37 million households connectable to very high-speed fixed broadband, with increases of 34% in France, 10% in Spain, and 26% in Poland. The Group also continued to improve its mobile network, with more than 99% 4G coverage in France, Belgium and Poland, and at least 95% in its other European countries.

Operating Cash-Flow

The Group's Operating Cash-Flow declined 0.5% in the third quarter.

This was principally due to the impact of ePresse and audiobook offers. Excluding this impact, Operating Cash-Flow was up 1.0%.

The Group reaffirmed its ambition to post growth in Operating Cash-Flow for the full year 2019.

Changes in asset portfolio

There were no significant changes in the asset portfolio in the third quarter.

2019 dividend

On 4 December, Orange will distribute an interim dividend of 0.30 euro per share for 2019[1]. The Board also confirmed that it would propose to the 2020 Annual Shareholders' Meeting the payment of a total dividend of 0.70 euro per share in respect of the full year 2019.

Review by operating segment

France

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	4,548	(0.4)%	(0.5)%	13,423	(0.8)%	(0.7)%
Retail services	2,702	(2.0)%	(1.9)%	8,077	(2.0)%	(2.0)%
Convergence	1,102	3.2%	(2.1)%	3,255	3.2%	(2.0)%
Mobile Only	585	(3.9)%	(0.4)%	1,753	(4.3)%	(1.0)%
Fixed Only	1,015	(6.0)%	(2.6)%	3,069	(5.9)%	(2.5)%
Wholesale	1,393	3.3%	2.8%	4,065	2.5%	2.4%
Equipment sales	335	(4.0)%	(4.0)%	912	(4.9)%	(4.9)%
Other revenues	119	4.4%	4.4%	368	3.5%	3.5%

A solid commercial performance in both mobile and fixed broadband in France.

Revenues from France declined 0.4% on a comparable basis in the third quarter. Restated for the effect of ePresse and audiobook offers, revenues grew 0.2%.

Retail services revenues fell 2.0% in the third quarter, principally due to the impact of ePresse and audiobook offers. Revenues from convergent offers rose 3.2%, helped by the 2.9% growth in the convergent customer base, while mobile only revenues declined 3.9% and fixed only fell 6%, impacted by customer migration to convergent offers and the steady decline in narrowband services.

When restated for the effect of ePresse and audiobook offers and for the decline in revenues from traditional fixed line (PSTN) revenues, retail services revenues rose 1.5%, as they did in the second quarter. Revenues from convergent offers grew 4.8%, while mobile only revenues were down 3.0%, and fixed only revenues declined 0.3%. Convergent ARPO rose 0.82 euros to 67.2 euros, driven by the increase in the number of lines per convergent offer and the price increase in autumn 2018. Mobile only ARPO, at 17.0 euros, was stable thanks to the price increases achieved in 2018 (+2 euros on Mobile Zen) and a better mix of offers.

Wholesale revenues continued to grow, with a 3.3% gain in the third quarter, driven by the construction of public initiative networks (PIN), which offset the decline in unbundling and national roaming.

Revenues from Equipment sales fell 4.0%, a modest improvement compared to the 4.4% decline in the second quarter, due to significant slowing in sales of handsets.

The good commercial performances of the third quarter were reflected in particular in the mobile contract base with solid customer acquisitions in the quarter of 90,000 net additions in a market that remains aggressive, an increase over the 82,000 net additions achieved in the third quarter of 2018. The commercial strategy centred on abundance-offers is bearing fruit, with the commercial success of Open multi-lines contributing strongly to these net additions. Mobile churn was 12.1%, a decline of 2.3 percentage points in the third quarter thanks to the strong churn performance by Sosh and convergent offers.

Fixed broadband registered 65,000 net additions in the 3rd quarter, with record sales for fibre for a 3rd quarter (178,000 net adds). At 30 September 2019, France had 14.6 million connectable households and a total of 3.1 million fibre customers. The premium component of the fixed broadband customer base rose 1.1 percentage points in the third quarter.

The convergent customer base rose 2.9% to reach 5.8 million customers, representing 55% of the retail customer base.

Spain

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	1,310	(2.5)%	(2.2)%	3,934	(1.2)%	(1.0)%
Retail services	933	(4.7)%	(4.2)%	2,822	(2.7)%	(2.5)%
Convergence	518	(3.9)%	(3.9)%	1,567	(2.1)%	(2.3)%
Mobile Only	292	(7.0)%	(5.4)%	877	(5.5)%	(4.5)%
Fixed Only	121	(3.4)%	(3.4)%	374	1.0%	1.0%
Wholesale	242	15.7%	14.5%	660	14.4%	13.3%
Equipment sales	136	(12.7)%	(12.7)%	453	(10.6)%	(9.3)%

Spain maintained its premium customer base against the backdrop of a trend toward low cost.

On a comparable basis, Spain's revenues fell 2.5% in the third quarter in the context of a market moving towards the low-cost segment.

Retail services revenues declined 4.7% in the third quarter with revenues from convergent, mobile only and fixed only offers falling 3.9%, 7% and 3.4% respectively.

Revenues from equipment sales also followed the same market trend with a decrease of 12.7% in the third quarter.

Wholesale revenues continued to increase, rising 15.7% in the third quarter, compared to 9.8% in the second quarter, helped by the sustained international traffic.

Given this context, Spain's objective is to preserve value rather than volumes and to leverage its multi-brand portfolio to best effect to counter the market trend towards lower-value segments.

Spain recorded 12,000 net mobile contract additions excluding M2M in the third quarter. Very high-speed fixed broadband (fibre) net additions were 79,000, an increase compared to the 71,000 of the previous quarter. The launch of the new Football offerings resulted in a turnaround in net additions of TV services, from -41,000 in the second quarter to +47,000 in the third quarter.

In line with this value-based strategy, in early July Spain increased prices for its enriched product offering. These increases resulted in a higher churn rate of nearly 2 percentage points between the second and third quarters of 2019. However, they also enabled sequential growth in convergent ARPO of 0.7% to 57.9 euros.

Europe

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	1,446	1.4%	2.5%	4,235	1.3%	1.2%
Retail services	931	3.0%	5.0%	2,699	3.0%	3.2%
Convergence	160	31.3%	31.0%	453	36.2%	35.1%
Mobile Only	546	(2.2)%	(2.4)%	1,611	(2.1)%	(2.4)%
Fixed Only	160	(6.1)%	(6.1)%	486	(6.9)%	(7.8)%
IT & Integration services	65	22.0%	86.2%	149	24.6%	45.9%
Wholesale	272	(4.6)%	(4.8)%	802	(6.2)%	(6.7)%
Equipment sales	205	(0.7)%	(0.9)%	606	0.7%	0.2%
Other revenues	38	23.2%	19.0%	128	23.4%	20.4%

Accelerated revenue growth in Europe, driven by the momentum in retail services which increased due to convergence.

On a comparable basis, revenues for Europe (consisting of Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) rose 1.4% in the third quarter, an acceleration from the 1.2% of the previous quarter. This increase is thanks to solid growth in retail services, but was still impacted by a decline in wholesale services.

Retail services revenues grew 3.0% in the third quarter, accelerating compared to the previous quarter (+2.5%).

In this segment, revenues from convergent offers continued to grow strongly, up 31.3% in the third quarter.

Mobile only revenues declined 2.2%, particularly impacted by the migration of customers to convergent offers, which now represent 18% of the total mobile contract base. The mobile contract base, excluding M2M, recorded 86,000 net additions, an improvement over the second quarter performance.

Revenues from fixed only services decreased 6.1% in the third quarter, an improvement compared to the 8.5% decline in the previous quarter. Nonetheless, the broadband growth drivers are in place with a FTTH customer base which grew by a little over 285,000 customers over the last 12 months (reaching a total of 983,000 customers).

Revenues from IT and integration services continued to increase strongly, up 22.0% in the third quarter, driven primarily by Poland.

Wholesale revenues were down 4.6% in the third quarter which is however an improvement on the two previous quarters (down 5.8% and 8.1% respectively).

At the European country level, Poland reported its fifth consecutive quarter of revenue growth (up 2.5% in the third quarter, an increase on the 2.0% posted in the second quarter), principally thanks to the excellent performance of convergence services (up 18.7%).

Revenues for Belgium and Luxembourg grew 2.5%, also accelerating from the 1.9% increase in the second quarter. Retail services revenues rose 7.1%, but wholesale revenues continued to decline (-11.9%), impacted by the termination of MVNO contracts.

Central European countries saw their revenues decrease 0.9% in the third quarter. Even though the performance of retail services improved (+3.4% in the third quarter compared with +2.5% in the second quarter), the decline came as a result of pressure on wholesale services.

Africa & Middle East

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	1,447	7.6%	10.5%	4,185	6.3%	9.1%
Retail services	1,220	10.2%	13.0%	3,509	8.7%	11.5%
Mobile Only	1,090	9.9%	13.1%	3,132	8.3%	11.0%
Fixed Only	126	11.9%	11.1%	366	11.7%	15.3%
IT & Integration services	4	71.2%	72.6%	10	20.4%	21.2%
Wholesale	198	(5.5)%	(2.7)%	589	(5.9)%	(3.0)%
Equipment sales	22	17.9%	23.3%	67	11.9%	16.4%
Other revenues	7	(22.5)%	(20.4)%	20	(12.3)%	(10.0)%

Continued strong growth in Africa & Middle East, underpinned by the solid performance of retail services.

On a comparable basis, Africa & Middle East, the largest contributor to the Group's growth, recorded a third quarter increase in revenues of 7.6%, accelerating compared to the previous quarter (+5.8%) thanks to the increase in retail services (+10.2%).

This momentum primarily stems from the continued growth in mobile only services, up 9.9% in the third quarter thanks to the excellent performance of the growth drivers 4G and Orange Money. Africa & Middle East now accounts for 22.5 million 4G customers - an increase of 49% year on year. For its part, the active Orange Money customer base[2] (16.6 million) grew 22% year on year, with revenues up 29%. The countries of Africa & Middle East have a combined 124.3 million mobile customers, a 5.1% increase year on year.

The increase in revenues was also supported by the momentum of fixed services (up 11.9% in the third quarter) and, notably, by broadband services which now have 1.14 million customers.

Wholesale revenues were down 5.5% in the third quarter (compared with a 7.5% decline in the second quarter), primarily taking into account the decline in the volume of direct incoming international traffic.

This strong growth was driven by all countries in the region (with the exception of Niger) with eight of the countries delivering double-digit growth (versus four countries the previous quarter). All the countries contributed to the revenue growth, including Sonatel group which rose 6.9% and Orange Côte d’Ivoire group up 7.5% in the third quarter.

Enterprise

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	1,946	1.8%	9.0%	5,716	1.0%	7.6%
Fixed Only	977	(2.0)%	(1.5)%	2,956	(1.9)%	(1.1)%
Voice	314	(7.9)%	(8.1)%	964	(7.1)%	(7.3)%
Data	663	1.0%	2.0%	1,992	0.8%	2.2%
IT & Integration services	746	9.4%	32.9%	2,063	7.0%	28.2%
Mobile (1)	223	(3.8)%	(3.8)%	697	(2.6)%	(2.6)%
Mobile Only	174	(5.6)%	(5.6)%	542	(1.5)%	(1.5)%
Wholesale	8	4.3%	4.3%	26	2.5%	2.5%
Equipment sales	40	2.9%	2.9%	129	(7.9)%	(7.9)%

(1) Mobile revenues includes Mobile services and Mobile equipment sales invoiced to businesses and incoming Mobile traffic from businesses invoiced to other carriers

Enterprise revenues grew for the fourth consecutive quarter.

On a comparable basis, Enterprise revenues increased 1.8% in the third quarter - compared with +0.7% in the second quarter - making it the fourth consecutive quarter of growth. IT and integration services were the engines of this growth.

IT and integration services revenues rose strongly, up 9.4% in the third quarter, an acceleration compared to the 6.6% increase in the previous quarter. This momentum illustrates the very strong performance of the Cybersecurity business (up 17% over the first nine months of 2019 on a comparable basis or 25% in terms of organic growth**) as well as the growth in Cloud services resulting from a significant non-recurring contract (up 16% over the first nine months of 2019 on a comparable basis or 21% in terms of organic growth**).

Data revenues rose 1.0%, supported by the growth of WAN offers in France.

The performance of IT and integration services and the resilience of data more than offset the decrease in Mobile revenues (-3.8% in the third quarter) and Voice (-7.9% in the third quarter).

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

** Organic growth does not take into account the revenue from acquisitions made over the past 12 months. Note that the calculation of data on a comparable basis minimises cloud and cybersecurity growth over the first nine months of the year because it takes into account revenue from new acquisitions but considers that their growth was zero over the period.

International Carriers & Shared Services

In millions of euros	3Q 2019	variation comparable basis	variation historical basis	9M 2019	variation comparable basis	variation historical basis
Revenues	375	(2.7)%	0.3%	1,121	(4.0)%	(1.0)%
Wholesale	270	(9.7)%	(6.0)%	812	(9.4)%	(5.2)%
Other revenues	105	21.4%	21.1%	310	14.0%	12.0%

On a comparable basis, revenues from International Carriers and Shared Services decreased 2.7% in the third quarter, with a decline in international wholesale services.

At the same time, growth in other revenues continued to accelerate strongly, rising 21.4% in the third quarter, compared to 15.9% in the second quarter. Other revenues consist mainly of the laying and maintenance of submarine cables, content (OCS and Orange Studio), consulting (Sofrecom) and secure-TV access (Viaccess).

Orange Bank

Orange Bank had 344,000 accounts opened as of 30 September.

In addition, the granting of consumer credit, another tool to introduce new customers to Orange and Groupama, maintained its steady pace, with the number of loans increasing to 122,000. The bank continued to enrich its offering with the launch of cashback and personal loans.

It also continued to improve its mobile application’s quality, which is visible and recognised by customers with a 4.5 rating on Apple Store, up consistently for the past year.

Schedule of upcoming events

4 December 2019 - Investor Day

13 February 2020 - Publication of the full-year 2019 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Disclaimer

This press release may contain forward-looking statements about Orange, notably on objectives and trends related to Orange’s financial situation, investments, results of operations, business and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: indicators used until 31 December 2018 (historical basis)

In millions of euros	3Q 2018 historical basis	9M 2018 historical basis
Group
Adjusted EBITDA	3,687	9,671
o/w telecom activities	3,718	9,761
As % of revenues	36.1%	31.9%
o/w Orange Bank	(31)	(92)
CAPEX (excluding licenses)	1,772	5,141
o/w telecom activities	1,762	5,111
As % of revenues	17.1%	16.7%
o/w Orange Bank	10	30
Operating Cash-Flow (Adjusted EBITDA - CAPEX)	1,915	4,530

Appendix 2: adjusted data to income statement items

2019 data	3rd quarter			September 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,577	-	10,577	31,150	-	31,150
External purchases	(4,447)	-	(4,447)	(13,010)	-	(13,010)
Other operating income	184	-	184	525	-	525
Other operating expense	(84)	(1)	(85)	(278)	(7)	(285)
Labour expenses	(1,947)	33	(1,914)	(6,267)	(81)	(6,347)
Operating taxes and levies	(326)	-	(326)	(1,533)	-	(1,533)
Gains (losses) on disposal of fixed assets, investments and activities	-	40	40	-	108	108
Restructuring costs	-	(12)	(12)	-	(63)	(63)
Depreciation and amortization of financed assets	(4)	-	(4)	(7)	-	(7)
Depreciation and amortization of right-of-use assets	(307)	-	(307)	(916)	-	(916)
Impairment of financed assets	-	-	-	-	-	-
Impairment of right-of-use assets	(0)	-	(0)	(0)	(24)	(25)
Interests expenses on liabilities related to financed assets	(0)	0	-	(0)	0	-
Interests expenses on lease liabilities	(31)	31	-	(91)	91	-
EBITDAaL	3,615	92	-	9,573	24	-
Significant litigation	10	(10)	-	(55)	55	-
Specific labour expenses	29	(29)	-	(17)	17	-
Fixed assets, investments and business portfolio review	40	(40)	-	108	(108)	-
Restructuring program costs	(12)	12	-	(87)	87	-
Acquisition and integration costs	(7)	7	-	(17)	17	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	(0)	(0)
Interests expenses on lease liabilities	-	(31)	(31)	-	(91)	(91)

2018 historical data	3rd quarter			September 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,307	-	10,307	30,570	-	30,570
External purchases	(4,486)	-	(4,486)	(13,476)	-	(13,476)
Other operating income	191	-	191	515	-	515
Other operating expense	(87)	(6)	(93)	(268)	(9)	(276)
Labour expenses	(1,946)	(91)	(2,037)	(6,156)	(113)	(6,269)
Operating taxes and levies	(294)	-	(294)	(1,514)	(31)	(1,546)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring and integration costs	-	(15)	(15)	-	(77)	(77)
Adjusted EBITDA	3,687	(113)	-	9,671	(231)	-
Significant litigation	(6)	6	-	(38)	38	-
Specific labour expenses	(91)	91	-	(115)	115	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring and integration costs	(15)	15	-	(77)	77	-
Reported EBITDA	3,574	-	3,574	9,440	-	9,440

Appendix 3: key performance indicators

In thousand, at the end of the period		September 30 2019	September 30 2018
Number of convergent customers		10,686	10,266
Number of mobile services customers (excluding MVNOs)		209,380	201,190
o/w	Customers with convergent offers	18,933	17,828
	Customers with mobile only offers	190,447	183,363
o/w	Contract customers	73,413	74,455
	Prepaid customers	135,966	126,736
Number of fixed broadband services customers		20,506	19,866
o/w	Customers with very high-speed broadband access	7,380	5,890
o/w	Customers with convergent offers	10,686	10,266
	Customers with fixed only offers	9,820	9,600
Number of fixed telephony customers		38,516	40,598
Group total		268,401	261,654

2018 data is on a comparable basis.

The key indicators by country are shown in the Investors section of the Orange Group website, orange.com, in the document "Orange Investors data book Q3 2019". This is directly accessible through the following link:

www.orange.com

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases" (from January 1, 2019): operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX" (from January 1, 2019): (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (EBITDAaL - eCAPEX from January 1, 2019): EBITDAaL (see definition) less eCAPEX (see definition). Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA (until December 31, 2018): operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA (until December 31, 2018): reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX (until December 31, 2018): capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (Adjusted EBITDA - CAPEX until December 31, 2018): Adjusted EBITDA less CAPEX. Orange used this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[3]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] The ex-dividend date is set for 2 December 2019 and the record date for 3 December 2019.

[2] Customers making at least one transaction per month.

[3] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 29, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations